-->-->-->-->-->
OMB APPROVAL
OMB Number: 3235-0287
Expires: December 31,    2001
Estimated average burden
    hours per response. . . . 0.5




UNITED STATES  SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549
STATEMENT OF CHANGES IN  BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of  the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility  Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of  1940


FORM 4
[       ]
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type    Responses)


1.  Name and Address of        2.  Issuer Name and Tickler or Trading Symbol
Reporting Person*                    Synergy Technologies Corporation Oils
SHONE, JAMES
(Last) (First)  (Middle)
 c/o 305 Milner Avenue, # 112  3. I.R.S. Identification Number of Reporting
                                     Person, if an entity (voluntary)
Toronto, Ontario M1B 3V4
                               4.Statement for Month/Year: February 2000

                               5. If Amendment, Date of Original(Month/Year)

6.Relationship of Reporting Person(s) to Issuer
(Check all applicable)
     X   Director                   Officer    (give title below)
          10% Owner              Other    (specify below)

7.Individual or Joint/Group Filing  (Check Applicable Line)

__x_  Form filed by One Reporting Person


        Form filed by More than One Reporting Person

Table I -- Non-Derivative  Securities Acquired, Disposed of, or
Beneficially Owned

1. Title of   2.Transaction  3.Transaction   4.  Securities         5. Amount of    6. Ownership Form:  7. Nature of
   Security      Date                 Code                 Acquired (A)or    Securities           Direct (D) or             Indirect
                    Code   V        Disposed of (D)   Beneficially       Indirect                     Beneficial
                               (Instr. 3, 4 and 5) Owned               (I) (Instr. 4)               Ownership
(Instr. 3)     (M/D/Y)              (Instr. 8)     Amount                at End of
                               A or D  Price        Month
                                               (Instr.3
                                               and 4)


Common  2/16/00                 A               36,315  A              21,315                D
Stock                                $20,000

Common 2/16/00                  D         4,000   D
Stock                                $10,500

Common  2/18/00              D                           2,500  D
Stock                                                                  $6,563

Common 2/18/00          D                    8,500   D
Stock                                 $22,313

Common 2/18/00                D                             500     D
Stock                                  $1,762















Table II -- Derivative Securities  Acquired, Disposed of, or Beneficially Owned
  (e.g., puts, calls, warrants, options, convertible securities)

1.Title of
Derivative
Security
 (Instr.3)

2.
Conversion
or Exercise
Price of
Derivative
Security
3.
Transaction
Date
(M/D/Y)


4.
Transaction
Code
 (Instr. 8)






 Code        V
5.
Number  of
Derivative
Securities
Acquired (A)
or Disposed
of (D)
(Instr. 3, 4
and 5)



(A)
(D)
6.
Date
Exerciseable
and
Expiration
Date
 (M/D/Y)

7. Title
and
Amount of
Underlying
Securities
(Instr. 3
and 4)
8. Price  of
Derivative
Security
(Instr. 5)

9. Number
of Derivative
Securities
Beneficially
Owned at
End of
Month
 (Instr. 4)

10.
Ownership
Form of
Derivative
Securities
Beneficially
Owned at
End of
Month
(Instr. 4)

11.
Nature   of
Indirect
Beneficial
Ownership
(Instr. 4)

/s/_James Shone_________________________      February 10, 2000


Explanation of Responses:



Reminder:


Report on a separate line for each class of securities beneficially owned directly or indirectly.


*  If the form is filed by  more than one reporting person, see Instruction
4(b)(v).
* Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure